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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Time Warner Telecom Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

887319101

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Page 1 of 13 pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 pages

CUSIP NO. 887319101

1	NAMES OF REPORTING PERSONS: Advance Voting Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
Advance Voting Trust disclaims membership in a group but its indirect wholly owned subsidiary, Advance Telecom Holdings Corp., is party (as successor to Advance/Newhouse Partnership) to a Stockholders Agreement with subsidiaries of AOL Time Warner Inc.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,036,063 shares of Class B Common Stock*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,036,063 shares of Class B Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,036,063 shares of Class B Common Stock*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Each share of Time Warner Telecom Inc. (“Time Warner Telecom”) Class B Common Stock is currently convertible on a share for share basis into Time Warner Telecom’s Class A Common Stock.
**	Calculated pursuant to Rule 13d-3(d).

Page 3 of 13 pages

CUSIP NO. 887319101

1	NAMES OF REPORTING PERSONS: Newhouse Broadcasting Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
Newhouse Broadcasting Corporation disclaims membership in a group but is party (as successor to Advance/Newhouse Partnership) to a Stockholders Agreement with subsidiaries of AOL Time Warner Inc.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,536,856 shares of Class B Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,536,856 shares of Class B Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,536,856 shares of Class B Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Calculated pursuant to Rule 13d-3(d).

Page 4 of 13 pages

CUSIP NO. 887319101

1	NAMES OF REPORTING PERSONS: S.I. Newhouse, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,572,919 shares of Class B Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,572,919 shares of Class B Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,572,919 shares of Class B Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Calculated pursuant to Rule 13d-3(d).

Page 5 of 13 pages

CUSIP NO. 887319101

1	NAMES OF REPORTING PERSONS: Donald E. Newhouse I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,572,919 shares of Class B Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,572,919 shares of Class B Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,572,919 shares of Class B Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Calculated pursuant to Rule 13d-3(d).

Page 6 of 13 pages

             This Amendment No. 3 to Schedule 13G is filed to report that MediaOne of Colorado, Inc., which was formerly a party to the Stockholders Agreement described in Item 4(c)(ii), has divested all of its Time Warner Telecom common stock. The filing persons disclaim beneficial ownership of the shares of Time Warner Telecom common stock formerly held by MediaOne of Colorado, Inc. and the shares of Time Warner Telecom common stock owned by any other party to the Stockholders Agreement other than themselves. The filing persons have engaged in no transactions in Time Warner Telecom common stock since the filing persons filed Amendment No. 2 to Schedule 13G on January 8, 2001.

Item 1.
(a)	Name of Issuer: Time Warner Telecom Inc.
(b)	Address of Issuer’s Principal Executive Offices: 10475 Park Meadows Drive, Littleton, Colorado 80124.

Item 2.
(a)	Name of Person Filing: Advance Voting Trust, Newhouse Broadcasting Corporation, S.I. Newhouse, Jr. and Donald E. Newhouse.
(b)	Address of Principal Business Office or, if none, Residence: The principal place of business of Advance Voting Trust is c/o Paul Scherer & Company, 335 Madison Avenue, New York, New York 10017. The principal place of business of Newhouse Broadcasting Corporation is 6005 Fair Lakes Road, East Syracuse, New York 13057. The principal place of business of S.I. Newhouse, Jr. is Four Times Square, New York, New York 10036. The principal place of business of Donald E. Newhouse is Star-Ledger Plaza, Newark, New Jersey 07102.
(c)	Citizenship: Advance Voting Trust and Newhouse Broadcasting Corporation are organized under the laws of the State of New York. S.I. Newhouse, Jr. and Donald E. Newhouse are citizens of the United States.
(d)	Title of Class of Securities: Class A Common Stock*
(e)	CUSIP Number: 887319101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover page for each filing person.

* The filing persons beneficially own Time Warner Telecom Class B Common Stock that is currently convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

Page 7 of 13 pages

(b)	Percent of class: See Item 11 of the cover page for each filing person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page for each filing person.
(ii)	Shared power to vote or to direct the vote: See Item 5 of the cover page for each filing person. Solely as a result of the agreement among subsidiaries of AOL Time Warner Inc., Advance Communication Corp. and Newhouse Broadcasting Corporation to vote their shares of Time Warner Telecom in favor of each others’ directors under a stockholders agreement among subsidiaries of AOL Time Warner Inc. and Advance Communication Corp. and Newhouse Broadcasting Corporation, as successors to Advance/Newhouse Partnership, dated as of May 10, 1999 (the “Stockholders Agreement”), the filing persons may be deemed the beneficial owners of 50,363,739 shares of Class B Common Stock owned by AOL Time Warner Inc. Each of the filing persons disclaims beneficial ownership of the shares covered by the Stockholders Agreement and owned by AOL Time Warner Inc.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page for each filing person.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page for each filing person and Item 4(c)(ii) above.
Item 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.	Notice of Dissolution of Group.

           Inapplicable.

Item 10.	Certification.

Inapplicable.

Page 8 of 13 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advance Voting Trust
February 13, 2002

Date

/s/ S.I. Newhouse, Jr.

Signature

S.I. Newhouse Jr., Trustee

Name/Title

Page 9 of 13 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Newhouse Broadcasting Corporation
February 13, 2002

Date

/s/ Donald E. Newhouse

Signature

Donald E. Newhouse, President

Name/Title

Page 10 of 13 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002

Date

/s/ S.I. Newhouse, Jr.

Signature

S.I. Newhouse, Jr./Trustee

Name/Title

Page 11 of 13 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002

Date

/s/ Donald E. Newhouse

Signature

Donald E. Newhouse/President

Name/Title

Page 12 of 13 pages

EXHIBIT A

             The shares of Time Warner Telecom Class B Common Stock beneficially owned by Advance Voting Trust are held by its indirect wholly owned subsidiary, Advance Telecom Holdings Corp., which is a wholly owned subsidiary of Advance Communication Corp., a Delaware corporation and a 99% owned subsidiary of Newark Morning Ledger Co., which is a New Jersey corporation and a wholly owned subsidiary of Advance Publications, Inc., a New York corporation and a wholly owned subsidiary of Advance Voting Trust. (1% of the stock of Advance Communication Corp. is owned by The Patriot News Co., a wholly owned subsidiary of Advance Publications, Inc.) The shares of Time Warner Telecom Class B Common Stock beneficially owned by Newhouse Broadcasting Corporation are held by its wholly owned subsidiary, Newhouse Telecom Holdings Corp.

Page 13 of 13 pages